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2009 Income and Capital Gain DistributionsEvery year, mutual funds must distribute to shareholders any net investment income andnet realized gains in order to satisfy the requirements of the Internal Revenue Codeapplicable to mutual funds. Record Date: December 21, 2009 Ex-Dividend Date: December 22, 2009 Payable Date: December 22, 2009 Reinvest Date: December 22, 2009 Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3Income Distribution $0.1375 $0.2528 $0.1924Short-Term Capital Gain $- $- $-Long-Term Capital Gain $- $- $- Total $0.1375 $0.2528 $0.1924 Dated 12/23/2009 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.